                        UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C.  20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

                                           Commission File Number   0-26764
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(Check One):
[X] Form 10-K   [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q  [ ] Form N-SAR

    For Period Ended:                   December 31, 1996
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[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

    For the Transition Period Ended:
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    Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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                       PART I -- REGISTRANT INFORMATION

                             Telechips Corporation
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Full Name of Registrant


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Former Name if Applicable

                           6880 South McCarran Blvd.
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Address of Principal Executive Office (Street and Number)

                               Reno, Nevaca 89509
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City, State and Zip Code

                       PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

         [X]              (a)     The reasons described in reasonable detail in
                                  Part III of this form could not be eliminated without unreasonable effort or expense;

         [X]              (b)     The subject annual report, semi-annual
                                  report, transition report on Form 10-K, Form
                                  20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

         [ ]              (c)     The accountant's statement or other exhibit
                                  required by Rule 12b-25(c) has been attached if applicable.

                             PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (ATTACH EXTRA SHEETS IF NEEDED)

See Exhibit 1


                          PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                           Nelson B. Caldwell                   702               824-5555
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                             (Name)                         (Area Code)      (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

                                                                 [X] Yes [ ] No
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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report of portion thereof?

                                                                 [ ] Yes [X] No

                 If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

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                             Telechips Corporation
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date       March 31, 1997             By       /s/  Nelson B. Caldwell
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                                         Nelson B. Caldwell
                                         President


INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.


                                   ATTENTION

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   Intentional misstatements or omissions of fact constitute Federal Criminal
                        Violations (See 18 U.S.C. 1001)
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                                               (Attach Extra Sheets If Needed)

Exhibit 1:

        The Registrant was unable to file its Annual Report for the Fiscal Year Ended December 31, 1996 on Form 10-KSB (the "Form 10-KSB") without unreasonable effort or expense due to the following reasons:

        1. The Registrant has recently gone through a significant management change since January 1, 1997 with its President, Chief Executive Officer and Chairman of the Board of Directors resigning and the resignation of two directors. This change in management has placed a significant burden on the remaining management and the Board of Directors to focus on the Registrant's business strategy and other issues, including conducting a search for new qualified persons to fill these positions.

        2. The change in management has resulted in a recent major shift in product direction and a significant reallocation of resources and business strategy. This shift in product direction has had a significant effect on the business discussion in the Form 10-KSB and the registrant has not had sufficient time to adequately describe all of its ramifications. In addition, the shift in product direction has created significant auditing issues relating to inventory and tooling, further straining management's time and accounting resources.

        3. During February and March 1997, the Registrant conducted a proxy solicitation to effect a 1-for-15 reverse split of the Registrant's outstanding Common Stock (the "Reverse Split"). The Reverse Split resulted in the financial statements being redrafted to take into account the Reverse Split.

        4. The Registrant is conducting an initial closing of a private placement of shares of Series B 4% Convertible Preferred Stock, face value $1,000 per share in (the "Private Placement"), creating additional and intense time constraints. Further, the Registrant considers the Private Placement a material event that should be described in the Form 10-KSB.

        Due to the change in management, change in product direction, the Reverse Split and the significant financing being conducted by the Registrant, it was not possible, without unreasonable effort and expense, to timely file the 10-KSB.